EXHIBIT 99.3

Disclosure of Transactions in Own Shares

Paris, August 8, 2019 - In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 1, 2019 to August 7, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
01.08.2019	226,957	46.5360	10,561,671	XPAR
01.08.2019	16,894	46.5235	785,968	BATE
01.08.2019	73,958	46.5314	3,441,369	CHIX
01.08.2019	17,242	46.5306	802,281	TRQX
02.08.2019	421,133	45.1239	19,003,163	XPAR
02.08.2019	19,798	45.1704	894,284	BATE
02.08.2019	92,637	45.1676	4,184,191	CHIX
02.08.2019	20,320	45.1815	918,088	TRQX
05.08.2019	322,520	43.9620	14,178,624	XPAR
05.08.2019	21,694	43.8915	952,182	BATE
05.08.2019	99,275	43.9363	4,361,776	CHIX
05.08.2019	21,577	43.9392	948,076	TRQX
06.08.2019	231,930	43.9353	10,189,914	XPAR
06.08.2019	14,500	43.9325	637,021	BATE
06.08.2019	81,060	43.9249	3,560,552	CHIX
06.08.2019	18,520	43.9143	813,293	TRQX
07.08.2019	265,068	43.3069	11,479,273	XPAR
07.08.2019	15,596	43.3280	675,743	BATE
07.08.2019	85,131	43.2798	3,684,453	CHIX
07.08.2019	15,921	43.3444	690,086	TRQX
Total	2,081,731	44.5600	92,762,010

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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